UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Redemption of “Non-dilutive” Preferred Securities Issued by Subsidiaries

Tokyo, November 20, 2006 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces that its Board of Directors today resolved to approve the redemption of preferred securities issued by three overseas special purpose companies, which are MUFG’s subsidiaries, in full (“Non-dilutive Preferred Securities”) issued by such three subsidiaries, as stated below.

1. Summary of Non-dilutive Preferred Securities to be Redeemed

Issuer	UFJ Capital Finance 1 Limited	UFJ Capital Finance 2 Limited	UFJ Capital Finance 3 Limited

Type of Security	Floating rate non-cumulative preferred securities		Fixed rate non-cumulative preferred securities
The Non-dilutive Preferred Securities rank, as to rights to a liquidation preference, effectively pari passu with the preferred shares issued by MUFG which rank most senior in priority of payment as to liquidation distribution.

Maturity	Perpetual Provided, however, that the issuer may, at its discretion, redeem all or part of the Non-dilutive Preferred Securities on a dividend payment date in January 2007 or thereafter.

Dividends	Floating rate non-cumulative	Floating rate non-cumulative	Fixed rate non-cumulative

Issue Amount	¥90,000,000,000	¥118,000,000,000	¥10,000,000,000

Issue Date	October 24, 2001	November 8, 2001	November 8, 2001

Redemption Amount	¥90,000,000,000	¥118,000,000,000	¥10,000,000,000

Redemption Price	¥10,000,000 per preferred security (equal to the issue price)	¥10,000,000 per preferred security (equal to the issue price)	¥10,000,000 per preferred security (equal to the issue price)

2. Scheduled Redemption Date

January 25, 2007

* * *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651